Breezer Ventures Inc.

2416 Main Street, Suite 117

Vancouver, BC

Canada V5T 3E2

Phone: (604) 787-0715

February 17, 2006

Via Mail and Facsimile to 202-772-9206

Susann Reilly, Attorney

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Breezer Ventures Inc.

Amendment No. 1 to Registration Statement on Form SB-2

Filed January 6, 2006

File No. 333-129229

Dear Ms. Reilly

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Breezer Ventures Inc. directly at the numbers provided above.

General

1.    Please find our disclosure in the Prospectus revised to indicate that all the selling shareholders are acting as underwriters for the registrant.

2.    Please find our disclosure in the Prospectus revised to indicate that Ms. Angeni Singh is the sole promoter or originator of Breezer Ventures Inc.

3.    Please find our disclosure revised to include Part II information in our registration statement.

4.    Please find our our response letter dated November 25, 2005 to be filed on EDGAR as an attachment.

Sincerely,

Angeni Singh

President